# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eterna Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/29/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-297608
Filed by CIK 0001955231

## Reporting persons
- Freebird Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,136,696; sole dispositive power 0; shared dispositive power 5,136,696; aggregate amount beneficially owned 5,136,696 (9.99% of the class)
  Comment: Freebird Investments LLC, a Texas limited liability company ("Freebird Investments"), serves as the general partner of Freebird Partners, a Texas limited partnership ("Freebird Partners"). Curtis W. Huff is the sole member of Freebird Investments. By virtue of these relationships, each of Freebird Investments and Mr. Huff may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  Share counts in Rows 6, 8 and 9 include (i) 5,136,686 shares of common stock, par value $0.005 per share (the "Common Stock"), of Eterna Therapeutics Inc., a Delaware corporation (the "Issuer") held by Freebird Partners; and (ii) 10 shares of Common Stock of the Issuer (the "Warrant Shares"), issuable upon exercise of that certain Pre-Funded Common Stock Purchase Warrant, in substantially the form as the form of warrant filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 9, 2024 (the "Warrant"), issued by the Issuer in favor of Freebird Partners which may be exercised at any time, at a nominal exercise price of $0.005 per Warrant Share.
  
  Pursuant to the terms of the Warrant, the Reporting Person cannot exercise the Warrant for Warrant Shares to the extent the Reporting Person would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). The table excludes 1,008,990 shares of Common Stock issuable upon exercise of the Warrant because of the Blocker.
  
  Percentage of ownership in Row 11 is based on an aggregate of 51,374,723 shares of Common Stock outstanding, which is derived from: (i) 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024; plus (ii) the 10 Warrant Shares issuable upon exercise of the Warrant.
- Freebird Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,136,696; sole dispositive power 0; shared dispositive power 5,136,696; aggregate amount beneficially owned 5,136,696 (9.99% of the class)
  Comment: As noted above, Freebird Investments serves as the general partner of Freebird Partners and, as a result, may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  Share counts in Rows 6, 8 and 9 include (i) 5,136,686 shares of Common Stock of the Issuer held by Freebird Partners; and (ii) 10 Warrant Shares issuable upon exercise of the Warrant which may be exercised at any time, at a nominal exercise price of $0.005 per Warrant Share.
  
  As noted above, the Warrant has a Blocker and the table excludes 1,008,990 shares of Common Stock issuable upon exercise of the Warrant because of the Blocker.
  
  Percentage of ownership in Row 11 is based on an aggregate of 51,374,723 shares of Common Stock outstanding, which is derived from: (i) 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024; plus (ii) the 10 Warrant Shares issuable upon exercise of the Warrant.
- Curtis Huff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,136,696; sole dispositive power 0; shared dispositive power 5,136,696; aggregate amount beneficially owned 5,136,696 (9.99% of the class)
  Comment: As noted above, Curtis W. Huff is the sole member of Freebird Investments, which is the general partner of Freebird Partners, and, as a result, he may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.
  
  Share counts in Rows 6, 8 and 9 include (i) 5,136,686 shares of Common Stock of the Issuer held by Freebird Partners; and (ii) 10 Warrant Shares issuable upon exercise of the Warrant which may be exercised at any time, at a nominal exercise price of $0.005 per Warrant Share.
  
  As noted above, the Warrant has a Blocker and the table excludes 1,008,990 shares of Common Stock issuable upon exercise of the Warrant because of the Blocker.
  
  Percentage of ownership in Row 11 is based on an aggregate of 51,374,723 shares of Common Stock outstanding, which is derived from: (i) 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024; plus (ii) the 10 Warrant Shares issuable upon exercise of the Warrant.

## Item 1. Issuer
Name of issuer: Eterna Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

*Freebird Partners LP, a Texas limited partnership;

*Freebird Investments LLC, a Texas limited liability company;

*Curtis W. Huff, an individual and a citizen of the United States of America.

Freebird Investments LLC is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Curtis Huff is the sole member of Freebird Investments LLC, which is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Freebird Partners LP, Freebird Investments LLC, and Mr. Huff have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13G on December 2, 2022 as Exhibit 99.1, which is hereby incorporated by reference, pursuant to which they have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

2800 Post Oak Blvd, Suite 2000
Houston, TX 77056
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Freebird Partners LP: /s/ Curtis Huff, Curtis Huff, Chairman and President (01/28/2025)
- Freebird Investments LLC: /s/ Curtis Huff, Curtis Huff, Chairman and President (01/28/2025)
- Curtis Huff: /s/ Curtis Huff, Curtis Huff (01/28/2025)